

February 29, 2016

Via E-mail
Ms. Eva Chen
Chief Financial Officer
Siliconware Precision Industries Co., Ltd.
No. 123, Sec. 3, Da Fong Road
Tantzu, Taichung, Taiwan, R.O.C.

> **Re:** **Siliconware Precision Industries Co., Ltd.**
> **Amendment No. 2 to Schedule 14D-9**
> **Filed February 24, 2016**
> **File No. 005-79592**

Dear Ms. Chen:

We have reviewed your filing and have the following comment.

Recommendation

1.   We note the response to prior comment 1 and continue to question how the cited disclosure is consistent with Rule 14e-2(a), if neither the board of directors nor a duly authorized committee thereof have resolved to make a statement of position with respect to the offer. Please therefore make the statement required by Rule 14e-2(a)(1) or provide a legal analysis supporting the position that the company has complied with the rule, citing all relevant legal authority.

You may contact me at (202) 551-3503 if you have any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
Chris K.H. Lin, Esq.
Simpson Thacher & Bartlett LLP